FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

Genset
(Translation of Registrant's Name Into English)

24, rue Royale
75008 Paris
France
(Address of Principal Executive Offices)

Copies of all notices to:

André G. Pernet
Genset S.A.
24, rue Royale
75008 Paris - France
+ 33 1 55 04 59 00

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures: • Press release dated April 25, 2002, reporting Genset's First Quarter 2002 Financial Results.

FOR IMMEDIATE RELEASE

Contacts:

GENSET
+331 55 04 59 00
André Pernet
Chairman & CEO
Sylvie Goujon
Director of Finance

BURNS McCLELLAN
+1 212 213 0006
Media : Justin Jackson
Investors: John Nugent

Genset Reports First Quarter 2002 Financial Results and Updates Status of Metabolic Program

Press Release

Paris, France, April 25, 2002– Genset S.A. (**Nasdaq**: GENXY; **Euroclear**: 5433), reported a consolidated net loss for the quarter ended March 31, 2002 of € 13.7 million ($11.9 million), or € 1.69 per share ($0.49 per American Depositary Share), as compared to a net loss of € 17.6 million ($15.3 million), or € 2.17 per share ($0.63 per American Depositary Share), for the quarter ended March 31, 2001. The Company's net loss excluding other special charges, namely the charges related to the implementation of the Genset Pharma program, for the quarter ended March 31, 2001 was € 10.0 million ($8.7 million), or € 1.23 per share ($0.36 per American Depositary Share).

Cash position and recent financial transactions

Effective April 9, 2002, the Company sold its oligonucleotides division to the Proligo Division of the specialty chemical group Degussa. For a clearer understanding of the results of the Company's research and development ("R&D") activity, the operating results of the Company excluding those of the oligonucleotides activities are also presented with the accounts.

The only revenues of the quarter were oligonucleotides revenues and amounted to € 5.0 million ($4.4 million) as compared to € 4.3 million ($3.8 million) for the first quarter of 2001, showing a 16% increase. In the first quarter of 2001, R&D revenues amounted to € 0.8 million ($0.7 million).

During the first quarter of 2002, the cash used in operating activities was € 10.3 million ($9 million). Also, during the quarter, Genset spent € 5.5 million on the payment of the 2002 Celera database subscription fee as well as on certain non recurring expenses, including the settlement of the legal dispute with CEPH, the purchase of some minority interests in the oligos subsidiaries required to complete the sale of the division, the payment of certain fees related to the sale of the oligos business and the finalization of the equity line.

On April 9, 2002, Genset received $19.5 million, or approximately € 21.9 million, as a first payment from Proligo for the purchase of the oligonucleotides division. Genset expects to receive the balance of the sales price before the end of the third quarter of 2002.

On April 19, 2002, Genset received $14.6 million, or approximately € 16.4 million, from the sale of its Ceres shares.

If the net cash received in April from both sales had been received on March 31, 2002, the net cash balance as of March 31, 2002 would have been approximately € 43.9 million ($38.3 million).

André Pernet, Chairman and CEO of Genset commented, "The first quarter of 2002 and the first few weeks of the second quarter were characterized by the completion of a number of financial transactions. First we received approval from the COB and our shareholders for our equity line financing mechanism with Société Générale. Second, we sold our oligonucleotides division at a price which reflects the good work we did in the second half of 2001 to improve the performance of the division, and to a purchaser that has the resources and the strategic focus to continue to grow the business. Finally, we sold all our shares in Ceres, at a price much greater than their value when we had acquired them. We now have the financial resources in place to move forward with our research plan."

Operating results
R&D expenses for the quarter were € 9.7 million ($8.5 million), compared to € 8.5 million ($7.4 million) for the same quarter in 2001. This increase was primarily due to the expenses related to Famoxin, especially the costs of our contract manufacturer Eurogentec, and also to an increase in activity compared to the first quarter 2001, during which research activity in Evry was disrupted by the implementation of the social plan.

G&A expenses, including those of the oligonucleotides business segment, increased from € 3.4 million ($3.0 million) in the first quarter of 2001 to € 4.2 million ($3.7 million) in the first quarter of 2002. This increase results principally from indirect costs related to the oligonucleotides sales process. For the quarter, general & administrative expenses excluding those related to the oligonucleotides business decreased 15 % to € 2.4 million ($2.1 million) from € 2.8 million ($2.5 million) in the first quarter 2001. This decrease is the result of the Company's efforts to control overall spending.

Non-operating results

The Company reported a net foreign exchange loss for the quarter of € 0.1 million, as compared to a foreign exchange gain in the first quarter of 2001 of € 0.6 million ($0.5 million). Net interest expense for the quarter was € 0.7 million ($0.6 million), compared to € 0.5 million ($0.4 million) in the first quarter of 2001.

Genset did not record any income tax benefit for the first quarter 2002 or in the same period in 2001.

The Company anticipates that it will continue to incur losses for the foreseeable future*; the amount and duration of such losses will depend largely on the level of its continued investment in research and development activities and the timing and amount of future licensing deals based on the results of these activities.

All figures are adjusted to the current exchange rate.

Metabolic Program Update

Eurogentec, our selected manufacturer for production of Famoxin, has just completed its first batch of the protein. We will over the next few weeks test the biological activity of this batch on both glucose and lipid metabolism. If the batch is active, we expect to be able to launch the clinical trial process by October and obtain results before the end of the year*. Internally, we have been having difficulty in reproducibly producing biologically active Famoxin as we have attempted to optimize and scale-up the production process. This has slowed our progress. Given their wealth of experience in this field, our collaboration with Eurogentec is an essential step in taking Famoxin forward into the clinic.

Beyond Famoxin, during the last quarter, we have from our library of thousands of full-length cDNAs selected and annotated 60 promising putative secreted protein candidates and sub-cloned them in an expression vector. We are in the process of expressing these proteins and confirming biologically whether they are secreted proteins. They will then be ready to be tested in San Diego during the next few months for their potential role in metabolic disorders*. Genset will consider licensing these proteins to biopharmaceutical partners in areas other than metabolism. For example, Genset has licensed to Ricerca the rights in oncology to a new protein called RAP-3 that Genset had identified as having a potential activity in oncology as well as in metabolism. Genset and Ricerca will share revenues as RAP-3 is developed.

About Genset: Genset is a genomics-based pharmaceutical company focused on generating a pipeline of drug targets and drug candidates in the areas of CNS and metabolic disorders. Genset has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, Genset discovers and validates novel drug targets and candidates for its own account. Its teams have already discovered and launched the development of a lead protein candidate in the metabolism field named Famoxin, and are continuing their research with a view to discovering and developing other drugs.

Genset's news releases are available on the Company's Web site at
http://www.genxy.com.

** In addition to historical information, this press release contains certain forward-looking statements that involve risks and uncertainties relating to our future financial and scientific performance. Such statements are based on our current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In evaluating such statements, readers should specifically consider factors which could affect expected results, including, but not limited to the uncertainties inherent in financial planning, the development of drug candidates and biological research generally. Other factors which could cause results to differ from expectations are specified in the reports filed by Genset with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Genset does not intend (and is not obligated) to update any such statements to reflect any changes in events, conditions or circumstances on which the statements are based.*

GENSET is listed on the **Nouveau Marché** of the Paris Bourse and on the **NASDAQ**

Euroclear: **5433** - NASDAQ: **GENXY** - Bloomberg: **GNST FP** - Reuters: **GEN.F**

CONFERENCE CALL

A playback of the **April 25, 2002 11:00 AM EDT Conference Call** will be available for 48 hours, one hour after the conference call is over :

From U.S.A. , please dial : 800 642 1687
From outside U.S.A., please dial : + 1 706 645 9291
Reservation number : 388 5919

The call will also be **webcast over the Internet**, live, going directly to the link:
http://www.genxy.com/News/Index.html

Genset's news releases are available on the Company's Web site at
http://www.genxy.com

Genset to publish second quarter results on Thursday 25 July, 2002

Genset S.A.

CONDENSED CONSOLIDATED FINANCIAL DATA

(Unaudited - U.S. GAAP)

(Amounts in thousands except per share data)

STATEMENTS OF OPERATIONS

	Three months ended March 31,		
	2002	2002	2001
	US$	euros	euros
Research and development revenues	-	-	801
Oliogonucleotide sales	4,398	5,045	4,332
Grants	-	-	24
Total revenues	4,398	5,045	5,157
Research and development expenses	(8,426)	(9,667)	(8,468)
Cost of goods sold	(2,529)	(2,901)	(2,691)
Selling and marketing expenses	(710)	(815)	(543)
General and administrative expenses	(3,656)	(4,194)	(3,434)
Total operating expenses - before other special charges	(15,321)	(17,577)	(15,136)
Loss from operations before other special charges	(10,923)	(12,532)	(9,979)
Other special charges	-	-	(7,583)
Loss from operations including other special charges	(10,923)	(12,532)	(17,562)
Interest income	79	91	396
Interest expense	(652)	(748)	(866)
Foreign exchange gain (loss)	(44)	(50)	602
Other income (expense)	8	9	26
Equity in income (loss) of affiliated companies	-	-	(7)
Loss before income tax, minority interests, extraordinary items and cumulative effect of changes in accounting principles	(11,532)	(13,230)	(17,411)
Income tax benefit (expense)	(316)	(363)	(94)
Minority interests	(90)	(104)	(63)
Loss before extraordinary items and cumulative effect of changes in accounting principles	(11,938)	(13,697)	(17,568)
Extraordinary items, net of tax	-	-	-
Cumulative effect of changes in accounting principles	-	-	-
Net Loss	(11,938)	(13,697)	(17,568)
Loss per ordinary share	(1.45)	(1.67)	(2.17)
Weighted average number of ordinary shares outstanding (*)	8,105	8,105	8,105
Loss per ADS (American Depositary Share)	(0.48)	(0.56)	(0.72)
Weighted average number of equivalent ADSs outstanding (*)	24,315	24,315	24,315

(*) As of March 31, 2002 there were outstanding 8,104,850 ordinary shares, or 24,315,550 equivalent ADSs.

BALANCE SHEET

	March 31,		December 31,
	2002	2002	2001 (**)
	US$	euros	euros
ASSETS			
Cash and cash equivalents and short-term investments	5,967	6,845	21,660
Other current assets	17,704	20,309	18,467
Total current assets	23,671	27,154	40,127
Property and equipment, net	14,401	16,521	17,041
Other assets, net	15,137	17,366	17,627
Total assets	53,209	61,041	74,795
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	12,584	14,438	15,505
Total debt and capital leases, less current portion	48,664	55,826	54,622
Minority interests	486	557	926
Total shareholders' equity	(8,525)	(9,780)	3,742
Total liabilities and shareholders' equity	53,209	61,041	74,795

(**) Derived from audited figures

The table below presents the result from operations excluding the Oligonucleotides Division

	Three months ended March 31,		
	2002	2002	2001
	US$	euros	euros
Research and development revenues	-	-	801
Grants	-	-	18
Total revenues	-	-	819
Research and development expenses	(8,123)	(9,318)	(8,204)
General and administrative expenses	(2,103)	(2,413)	(2,842)
Total operating expenses - before other special charges	(10,226)	(11,731)	(11,046)
Loss from operations before other special charges	(10,226)	(11,731)	(10,227)
Other special charges	-	-	(7,583)
Loss from operations including other special charges	(10,226)	(11,731)	(17,810)

The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on March 29, 2002 which was U.S.$ 0.8717 for each euro.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genset

Date : April 26, 2002

By: ______________________

Name: André G. Pernet
Title: Chairman and CEO